Exhibit 99.47

NEWS RELEASE

Gunnison Copper Reports Preliminary Results of University of Arizona Economic Impact Study Highlighting Multi-Billion Dollar Benefits

Study Projects a Total Present Value Output Of $14.6 Billion, Supporting More than 53,000 Job-Years of Employment and Generating $2.07 Billion In Labor Income Across the U.S. Economy Over the Life of the Gunnison Project

October 8, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”), America’s newest copper producer, is pleased to announce the preliminary results of an independent Economic Impact Study conducted by the Eller Partnerships Office at the University of Arizona, which underscores the transformative economic potential of the Company’s flagship Gunnison Copper Project in Southern Arizona. All amounts are reported in U.S. dollars (USD) unless otherwise noted.

The study employed nationally accepted economic modeling tools to assess the cumulative potential impact of the Company’s flagship Gunnison Project’s operations across the national, state, and county levels. The report is currently being finalized, with full publication expected to be available soon.

“The University of Arizona’s findings support what we have long emphasized – the Gunnison Copper Project has the potential to not only be a nationally significant source of Made-in-America copper, but also a generational economic driver for Arizona and Cochise County,” stated Craig Hallworth, Senior Vice President and CFO of Gunnison Copper. “The projected multi-billion-dollar impact and thousands of jobs over the life-of-mine demonstrate the scale of the opportunity, reinforcing Gunnison’s importance to U.S. energy, defense, and manufacturing supply chains.”

“Eller Partnerships Office was happy to collaborate with Gunnison Copper on this project, building on the strength of the Eller College in economic impact analysis and the University’s strategic focus on sustainable mining,” said Anastasiya Ghosh, associate dean, partnerships, Eller College of Management.

Key Report Metrics and Findings Include:

Average Annual Effects (Direct):

●	Revenue: $625 million
●	Employment: 524 jobs
●	Labor Income: $50 million

Combined Direct, Indirect & Induced Effects (Annual):

●	National level: $1.43 billion in output, 2,676 jobs, $209 million in labor income
●	Arizona: $978 million in output, 1,739 jobs, $129 million in labor income
●	District 6, including Cochise County: $880 million in output, 765 jobs, $64 million in labor income

Cumulative Life-of-Mine Impacts:

●	United States: $14.6 billion in output, 53,521 job-years, $2.07 billion in labor income
●	Arizona: $10.01 billion in output, 34,783 job-years, $1.28 billion in labor income
●	District 6, including Cochise County: $9.02 billion in output, 15,308 job-years, $633 million in labor income

All amounts from the study represent the forecasted economic impact of the Gunnison Project in the State of Arizona and nationally in the USA. They do not represent an economic analysis of the Gunnison Project itself and actual economic impact will be determined after the Gunnison Project is developed into an operating mine, which remains subject to completion of a feasibility study, financing and permitting.

The Company also announces that it has received an initial conversion notice from Nebari Natural Resources Credit Fund I LP (“Nebari”) pursuant to the terms of the Second Amended and Restated Credit Agreement (the “Second ARCA”). See the Company’s press release dated April 24, 2025 for further details of the Second ARCA. The conversion benefits the Company as it reduces the principal amount of the Second ARCA. With a full conversion of the convertible principal amount by Nebari, and the intention to use the proceeds to be received from sale of the previously announced 48C tax credits to repay the non-convertible portion of the Second ARCA, the Second ARCA could be repaid in full.

The initial conversion is for US$500,000 at the conversion price of US$0.2097 (converted from C$0.30), resulting in the issuance of 2,384,358 common shares. Nebari have advised that they are converting for the purpose of sale and may convert further amounts. Nebari has agreed to orderly resale restrictions for any sales made through the Toronto Stock Exchange, such that such sales shall not exceed 10% of the daily trading volume on the Toronto Stock Exchange unless such sale price is not less than a 5% discount to the closing price per Common Share on the previous trading day, provided that, within any 120-day period, the cumulative discount of the sale price as it relates to the closing price on the day prior to the Lender’s first sale in such 120 day period shall not exceed 25%.

About the University of Arizona Eller College of Management

Home to 8,100 undergraduate and 1,300 graduate students, the University of Arizona Eller College of Management is a comprehensive business school with a global reputation for innovative research, rigorous curriculum, a distinguished faculty, excellence in entrepreneurship and social responsibility. The college’s mission is to support and develop a community of scholars and learners whose knowledge, integrity and entrepreneurial spirit will transform business and society. For more, visit https://eller.arizona.edu/.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 831.6 million tons with a total copper grade of 0.31% (Measured Mineral Resource of 191.3 million tons at 0.37% and Indicated Mineral Resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Dr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) timelines for future production and production capacity from the Company’s mineral projects; (v) details of the expected economic impact of the Gunnison Project; (vi) the results of the preliminary economic assessment on the Gunnison Project; and (vii) the exploration and development of the Company’s mineral projects.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the parties will execute a definitive agreement and receive DOE funding, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource and reserve estimates, , copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

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Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, failure to execute a definitive agreement with Lunasonde, failure to receive DOE funding, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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